

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



November 7, 2001

BY FACSIMILE & U.S. MAIL

Robert K. Th. J. Smits
Clifford Chance LLP
Droogbak 1A
1013 GE Amsterdam
PO Box 251
1000 AG Amsterdam

Re: KAS Depository Trust Company ("KDTC")

Dear Mr. Smits:

This letter responds to your letter of October 19, 2001, following up on two telephone conversations of October 5, 2001, between you and Steve Packs and Evan Geldzahler, both of the Division of Investment Management ("Division"). Your letter provides your summary of the substance of those conversations regarding the request of your client, KDTC, for no-action relief.

As I informed you during those conversations, the policy of this Division is to not issue no-action or interpretive letters in areas in which the staff has already addressed a particular issue.[1] More specifically, I informed you that the Division would not issue a separate letter to KDTC because we had already addressed issues relating to whether a special purpose corporation, formed under the laws of the Netherlands as part of the Vabef II system, could act as an eligible foreign custodian in accordance with Rule 17f-5.[2]

[1] See Investment Company Act Release No. 22587 (March 27, 1997), at note 20 (noting that "[t]he Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter.").

[2] See ING Bank N.V., et al. (pub. avail. May 24, 1999). The Division limits additional no-action or interpretive letters to situations in which the subsequent submission highlights material differences with positions already taken by the Division, and satisfactorily explains why such differences necessitate further Division consideration.

CEGA

Please feel free to contact me at (202) 942-0629 if you have any further questions regarding this matter.

Sincerely,



Evan Geldzahler
Special Counsel
Office of Chief Counsel

Attachment

*1997 SEC LEXIS 686, **

Informal Guidance Program for Small Entities

SECURITIES AND EXCHANGE COMMISSION

Release Nos. 33-7407, 34-38446, 35-26695, 39-2349, IC-**22587**, IA-1624; 17 CFR Part 202

1997 SEC LEXIS 686

March 27, 1997

CORE TERMS: informal, entity, no-action, interpretive, staff, small business, telephone, Securities Act, advice, regulation, exemption, issuer, site, telephone number, e-mail, commission staff, registration, headquarters, accounting, disclosure, reporting, gov, Regulatory Flexibility Act, federal securities, third parties, confidential, rulemaking, regulated, toll-free, advisers

ACTION:
[*1] Policy Statement

TEXT: SUMMARY: *The Securities and Exchange Commission is issuing a policy statement discussing its* informal guidance program for small entities (and others) as required by the Small Business Regulatory Enforcement Fairness Act, Pub. L. No. 104-121, 110 Stat. 857 (1996).

DATES: This Policy becomes effective March 29, 1997.

FOR FURTHER INFORMATION CONTACT: For General Information: Amy Kroll, Assistant General Counsel, at (202-942-0927) or Anne H. Sullivan, Senior Counsel, at (202 942-0954), Office of General Counsel. For information from specific divisions or offices, as follows: James R. Budge, Special Counsel, at (202-942-295), Division of Corporation Finance; Natalie Bej, Special Counsel, at (202-942-0660), Division of Investment Management; Gary W. Sutton, Special Counsel, at (202-942-0073), Division of Market Regulation; Robert E. Burns, Chief Counsel, at (202-942-4400), Office of Chief Accountant.

SUPPLEMENTARY INFORMATION: On March 29, 1996, Congress adopted the Small Business *Regulatory Enforcement Fairness Act ("SBREFA"), n1 which seeks to improve the regulatory climate for* small entities n2 by, among other things:

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n1 Pub. L. No. 104-121, 110 Stat. 857 (1996) (codified in scattered sections of 5 U.S.C., 15 U.S.C., and as a note to 5 U.S.C. § 601). **[*2]**

n2 The definition of "small entity" under SBREFA is the same as the definition of "small entity" under the Regulatory Flexibility Act, 5 U.S.C. § 601 et seq. ("Reg. Flex. Act"). SBREFA § 221(1). The Reg. Flex. Act defines "small entity" to include "small business." Pursuant to the Reg. Flex. Act, 5 U.S.C. § 601(3), the Commission adopted appropriate definitions of "small business" for purposes of the Reg. Flex. Act. See 17 CFR 270.0-10; 17 CFR 275.0-7; 17 CFR 240.0-10; 17 CFR 230.157; and 17 CFR 250.110. The Commission recently proposed amendments to these definitions. Definitions of "Small Business" or "Small Organization" Under the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Securities Exchange Act of 1934, and the Securities Act of 1933, Securities Act Rel. No. 7383, 62 FR 4106 (Jan. 28, 1997). The Commission extended the comment period on the proposed amendments to the definitions to April 30, 1997, 62 FR 13356 (Mar. 20, 1997).

Based on an analysis of the language and legislative history of the Regulatory Flexibility Act, Congress does not appear to have intended that Act to apply to natural persons (as opposed to individual proprietorships) or to foreign entities. This interpretation has not been tested in court, but the Commission understands that staff at the Small Business Administration ("SBA") have taken the same position. Telephone conversation with Gregory J. Dean, Jr., Assistant Chief Counsel for Finance and Programs, SBA Office of Advocacy (Mar. 13, 1997).

-----------------END FOOTNOTES----------------- **[*3]**

. expanding the extent to which the rule-making process must include evaluation of the impact of proposed rules and rule changes on small entities; n3

-----------------FOOTNOTES-----------------

n3 5 U.S.C. §§ 603(a) and 605(b), codifying SBREFA §§ 241 and 243.

-----------------END FOOTNOTES-----------------

. expanding the rights of action for small businesses to seek judicial review of rules impacting small entities; n4

-----------------FOOTNOTES-----------------

n4 5 U.S.C. § 611, codifying SBREFA § 242.

-----------------END FOOTNOTES-----------------

. requiring agencies to establish small entity penalty reduction or waiver policies; n5 and

-----------------FOOTNOTES-----------------

n5 SBREFA § 223.

-----------------END FOOTNOTES-----------------

. directing agencies to expand their efforts to provide formal and informal guidance to small entities. n6

-----------------FOOTNOTES-----------------

n6 SBREFA §§ 212, 213, 214 (codified at 15 U.S.C. § 648(c)(3)), and 215.

-----------------END FOOTNOTES----------------- **[*4]**

This release sets out the Commission's informal guidance program for small entities, as required by SBREFA. The Commission has reviewed the various ways it provides informal compliance guidance to determine whether it effectively answers "inquiries of small entities seeking information on and advice about regulatory compliance," and "utilizes existing functions and personnel of the agency to the extent practicable." n7

-----------------FOOTNOTES-----------------

n7 Both the statutory language and statements inserted into the Congressional Record after enactment of SBREFA by the chairmen who introduced SBREFA stress that, in determining how to comply with the informal guidance mandate of SBREFA, agencies may exercise their discretion. See, e.g., "Small Business Regulatory Enforcement Fairness Act - Joint Managers Statement of Legislative History and Congressional Intent," 142 Cong. Rec. S3243 (daily ed. Mar. 29, 1996) (hereafter "Managers Statement").

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From the time the Commission was created, its staff has provided the public with a wide range of informal [*5] guidance regarding securities regulation. Commission staff provides informal guidance to members of the public by telephone and no-action and interpretive letters, described in detail below. In addition, the Commission, or the staff by delegation, may issue exemptions from certain statutory and regulatory requirements. From time to time, the Commission has issued releases describing these sources of informal guidance. The Commission also has designated small entity compliance guides that also describe these sources of informal guidance. n8

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n8 See, e.g., 17 CFR 202.2 (pre-filing assistance and interpretive advice); Procedure Applicable to Requests for No Action or Interpretive Letters, Securities Act Rel. No. 5127, 36 FR 2600 (Jan. 25, 1971); Procedures Utilized by the Division of Corporation Finance for Rendering Informal Advice, Securities Act Rel. No. 6253, 45 FR 72644 (Oct. 28, 1980); Procedures Applicable to Requests for No-Action or Interpretive Letters, Securities Act Rel. No. 6269, 45 FR 81917 (Dec. 5, 1980); and Expedited Publication of Interpretive, No-Action and Certain Exemption Letters, Securities Act Rel. No. 6764, 53 FR 12412 (Apr. 14, 1988) (*releases on no-action and interpretive letter procedures*). See also, "The Work of the SEC" and "Q & A: Small Business and the SEC."

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The Commission's formal and informal efforts on behalf of small business date from 1936, when the Commission adopted Regulation A, an exemption from registration for certain small business offerings. Chairman William O. Douglas' efforts on behalf of small business in the securities markets were a precursor to the creation of the Small Business Administration in 1958. n9 Since the adoption of Regulation A, the Commission regularly has updated abbreviated disclosure procedures and exemptions for small businesses and encouraged input from small businesses. n10 In 1977, an SEC advisory committee on corporate disclosure suggested more ways that the Commission could assist small business capital formation. n11 Shortly thereafter, in 1979, the Commission created an Office of Small Business Policy.

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n9 Seligman, Transformation of Wall Street (2d ed. 1995) at 200-205.

n10 See, e.g., Securities Act Rel. No. 5125 (Jan. 7, 1971), increasing the maximum amount of offering price for securities offered under Regulation A.

n11 House Committee on Interstate and Foreign Commerce, Report of the Advisory Committee on Corporate Disclosure to the SEC, H. Doc. No. 29, 95th Cong, 1st Sess. (1977).

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For fifteen years, the Commission has cosponsored the annual Government-Business Forum on Small Business Capital Formation, where small businesses can let state and federal government officials know how laws, rules and regulations are affecting their ability to raise capital. In the past year, the Commission appointed a Small Business Ombudsman. The Commission also initiated "town hall" meetings with small businesses around the country to convey basic information about securities regulation to small businesses and to learn more about their concerns and problems in raising capital. n12 The Office of Small Business and the Small Business Ombudsman informally answer questions from small business issuers about securities registration, securities offerings, and periodic reporting received by telephone, e-mail, and in writing. n13

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n12 The Commission held town hall meetings in Los Angeles, California (September 13, 1996); Minneapolis, Minnesota (September 30, 1996); St. Louis, Missouri (October 9, 1996); Evanston, Illinois (October 17, 1996); Ft. Lauderdale, Florida (November 6, 1996); and Cambridge, Massachusetts (November 13, 1996). **[*8]**

n13 These offices receive inquiries from both small issuers that file documents with the Commission and small issuers that take advantage of exemptions under the statutes or safe harbors under Commission rules.

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Informal guidance, for purposes of SBREFA, is an answer to an inquiry from a small entity concerning information on, and advice about, compliance with statutes and regulations administered by an agency, interpreting and applying the law to specific facts supplied by the small entity. n14 The Managers Statement inserted into the Congressional Record after the enactment of SBREFA by the chairmen who introduced SBREFA cites the Commission's existing informal guidance program as a "successful" one, and expresses the committees' intent to encourage the Commission's efforts:

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n14 SBREFA § 213(a).

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The Act directs agencies that regulate small entities to answer inquiries of small entities seeking information on and advice about regulatory **[*9]** compliance. Some agencies already have established successful programs to provide compliance assistance and the amendment intends to encourages these efforts. For example, the . . . SEC . . . [has] an established practice of issuing private letter rulings applying the laws to a particular set of facts. n15

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n15 Managers Statement, 142 Cong. Rec. S3243 (daily ed. Mar. 29, 1996). The Committee Chairmen suggested that, although the legislation did not mandate changes in current programs at a number of agencies, including the Commission, these agencies should consider establishing less formal means of providing small entities with informal guidance, such as the use of toll-free telephone numbers. The Committees apparently were unaware at the time of these comments that since October 1994 the Commission has had a toll-free number for public use, 800-SEC-0330.

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The Commission has reviewed its current informal guidance program, and has determined that it is consistent with the requirements of SBREFA. The Commission will monitor **[*10]** this area, however, and may supplement the informal guidance program should it appear necessary in the future. The Commission intends that this release serve as a comprehensive resource for small entities wondering where and how to obtain informal Commission guidance.

I. INFORMAL GUIDANCE PROGRAM

The Commission's operating divisions and offices provide the public with informal guidance about the applicability of the federal securities laws to specific facts. Commission staff also provide informal guidance to the general public, issuers and existing and prospective regulated entities about compliance with registration requirements. This guidance takes several forms, including publications, responses to inquiries received by telephone and computer, and no-action and interpretive letters. n16 Staff at Commission headquarters generally respond to all inquiries. Regional and district office staff may respond to questions regarding certain matters, or may refer questions to the appropriate headquarters office for a response.

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n16 Responses to such inquiries are informal guidance for purposes of SBREFA only if the Commission staff interprets or applies the securities laws to specific facts supplied by or on behalf of a small entity.

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A. Telephone, Computer, and Written Informal Guidance

At the Commission's headquarters, the operating divisions and offices provide informal guidance as follows:

. Division of Investment Management -- responds to telephone and written inquiries and issues no-action and interpretive letters relating to investment companies and investment advisers through its Office of Chief Counsel. Telephone number: **202-942-0659.**

. Division of Market Regulation -- responds to telephone and e-mail inquiries through its Office of Interpretations and Guidance and issues no-action and interpretive letters about securities markets, including exchanges, and securities market intermediaries, including broker-dealers, transfer agents, clearing agencies, and securities information processors. Telephone number: **202-942-0073**. E-mail address: ***marketreg@sec.gov.***

. Division of Corporation Finance -- responds to telephone inquiries and issues no-action and interpretive letters relating to small business matters through its Office of Small Business. The Small Business Ombudsman, the Commission's liaison to and spokesman for small business, also is available through this division. Telephone **[*12]** number 202-942-2950.

. Division of Corporation Finance -- responds to all other telephone inquiries and e-mail inquiries about the offer and sale of securities, as well as issuer and ownership reporting and stockholder voting, and issues no-action and interpretive letters through its Office of Chief Counsel. Telephone number: **202-942-2900**. n17 E-mail address: ***e-prospectus@sec.gov.***

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n17 The Division of Corporation Finance makes publicly available through the Public Reference Room and publication on the Commission's Web site a compilation of significant positions provided in response to telephone inquiries. The Division also makes public a monthly listing of significant no-action letters, as well as a summary of those positions.

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. Office of Chief Accountant -- responds to telephone and written inquiries from registrants and their legal and accounting advisers on financial reporting matters, including, but not limited to, auditor independence, interpretations of FASB accounting standards, and Commission **[*13]** reporting requirements under Regulation S-X. This office, in conjunction with the Division of Corporation Finance, also publishes Staff Accounting Bulletins that address specific issues of accounting and auditing practice, usually based on specific facts. n18 Staff Accounting Bulletins are informal guidance for purposes of SBREFA when they address accounting and auditing practice with regard to specific sets of facts.

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n18 See 17 CFR 211.

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B. No-Action and Interpretive Letters

As noted above, the Commission's Divisions of Market Regulation, Investment Management and Corporation Finance provide informal written advice in the form of no-action and interpretive letters. In a no-action letter a Division states that it will not recommend any enforcement action to the Commission if the requesting party acts in accordance with specific facts and representations made in its letter. In some instances the Division will state that it is not able to give such assurance. In an interpretive letter a Division interprets a specific **[*14]** statutory provision, rule or regulation in the context of a factual situation described in the request. The Divisions will not respond to certain types of questions, including, for example, hypothetical or overly general ones. n19 In general, only the party or parties requesting a no-action or interpretive position may rely on a no-action or interpretive letter, and they may rely on the position with regard only to the specific facts addressed in the letter. In certain cases, however, the staff of a Division may approve reliance by third parties. n20

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n19 See Commission releases on no-action and interpretive advice cited at n.8.

n20 The Divisions of Corporation Finance and Market Regulation specify when others may rely upon the advice in a no-action letter. The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter.

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Staff no-action and interpretive letters are available to the public at Commission headquarters and at certain regional offices. Computerized legal research firms also provide these letters, usually for a fee. Letters are available to the public as soon as practicable after the staff sends the letter to the requesting party. No-action and interpretive letters may be treated as confidential for up to 120 days, however, if the Division issuing the letter determines that a request for such treatment is reasonable and appropriate. n21

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n21 See 17 CFR 200.81.

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The Commission takes the position that staff no-action and interpretive positions do not constitute Commission precedent and do not bind subsequent Commission action. n22 Although staff informal guidance assists the public to understand how to comply with the Commission's rules and policies, the Commission reserves the right to act contrary to staff advice. On the other hand, the Commission occasionally issues interpretive releases on selected subjects or areas of **[*16]** the law designed to inform the public about the staff's current views and to reduce the need for no-action and interpretive requests. In addition, when proposing or adopting rules and rule amendments, the Commission may cite with approval letters issued by the staff in the area. In each of these cases, the Commission effectively adopts the staff positions as its own. In appropriate cases, the Commission, or the Divisions by delegated authority, also may grant exemptive relief, subject to compliance with specified conditions, from certain statutory and regulatory provisions. Although exemptions technically are not informal guidance, they provide relief from regulatory burdens that is less formal than rulemaking. Third parties ordinarily cannot rely on exemptions.

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n22 SBREFA provides that "in any civil or administrative action against a small entity, guidance given by an agency applying the law to facts provided by the small entity may be considered as evidence of the reasonableness or appropriateness of any proposed fines, penalties or damages sought against such small entity." SBREFA § 213(a).

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II. INSPECTIONS, EXAMINATIONS AND ENFORCEMENT ACTIONS DO NOT PROVIDE INFORMAL GUIDANCE

The Office of Compliance Inspections and Examinations ("OCIE") examines registered broker-dealers, investment advisers, and investment companies. If, during the course of an examination or inspection, OCIE uncovers a potential securities law violation, it may refer the matter to the Division of Enforcement, or issue a deficiency letter to the regulated entity. At times, a regulated entity will receive a deficiency letter and also will be referred to the Division of Enforcement. Deficiency letters describe problems found in an examination, and direct the recipient to correct the problems in a given period of time.

The Division of Enforcement does not provide any informal guidance to the public as to compliance with the securities laws. The Division investigates possible violations of the federal securities laws with a view toward advising the Commission whether civil or administrative action should be initiated, and prosecutes any such actions approved by the Commission. n23

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n23 SBREFA requires agencies to establish penalty reduction policies for small entities, which the Commission is doing in a companion release issued today. Securities Act Rel. No. 7408 (Mar. 27, 1997).

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III. INFORMATION OUTSIDE THE INFORMAL GUIDANCE PROGRAM

The Commission also provides numerous sources for general information that are outside the informal guidance program. A brief description of these follows.

A. Municipal Securities Ombudsman

The Municipal Securities Ombudsman, in the Office of Municipal Securities, assists municipal securities issuers in obtaining information from Commission staff. The telephone number for the Municipal Securities Ombudsman is **202-942-7300**. The e-mail address is oms@sec.gov.

B. Commission Web Site

The Commission maintains a site on the World Wide Web at **http://www.sec.gov.** This Web site contains brochures, news, and information about the Commission, including a list of Commission Internet mailboxes at htpp://www.sec.gov/asec/mailboxes. The Commission also provides access to its electronic filing database, known as EDGAR, through the Web site. The EDGAR database includes most recently filed registration statements, periodic reports and other disclosure documents filed with the Commission. The Web site also includes a page that contains information of special interest to small businesses, and a list of pending and completed **[*19]** Commission rulemakings of particular relevance to small businesses.

C. General Publications and Information on Request

The Commission makes available a variety of publications and resources for information about the Commission and the federal securities laws. On January 28, 1997, the Commission designated many of these publications as small business compliance guides and described how to obtain these materials. n24

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n24 Securities Act Rel. No. 7342; 62 FR 4104 (Jan. 28, 1997) (codified at 17 CFR 202.8).

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D. GENERAL INFORMATION, FILINGS AND RELEASES ON REQUEST

The Commission's Office of Investment Education and Assistance produces educational material and programs for the public that describe preventive measures investors can take to protect their investments from fraud and abuse. Members of the public may reach this office at the Commission's toll-free number, **800-SEC-0330**, to obtain information on topics of current interest and to obtain specific publications. Members of the public **[*20]** also may telephone the Public Reference Room at 202-942-8090, or write to the Public Reference Room at the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549 to obtain non-confidential documents from the Commission. n25 Information available from the Public Reference Room includes copies of Commission opinions, statements of policy adopted by the Commission, certain staff manuals and instructions, indices of opinions and statements of policy, required filings with the Commission that are not confidential, requests or petitions for a change in Commission rules, no-action and interpretive letters, exemptions from Commission regulation (when publicly available), transcripts of public proceedings, and Commission reports to Congress. n26 Some of these items also may be retrieved from the Commission's Web site.

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n25 The Commission generally will not publish or make available materials:

1) specifically authorized by executive order to be kept secret or that are classified;

2) related solely to internal personnel rules and practices;

3) specifically exempted from disclosure by statute;

4) containing privileged and confidential personal financial information or disclosing trade secrets;

5) that are interagency or intra-agency memoranda or communications, except those which would routinely be made available in litigation;

6) that are records whose release would constitute a clearly unwarranted invasion of personal privacy;

7) that are records compiled for law enforcement purposes;

8) contained in or related to any examination of financial institutions; or

9) that set forth geological or geophysical information and data concerning wells.

17 CFR 200.80(b). **[*21]**

n26 The Public Reference Room charges for copies of these materials.

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IV. REGULATORY REQUIREMENTS

The Commission's informal guidance program is not an agency rule and, therefore, the provisions of the Administrative Procedure Act ("APA") regarding notice of proposed rulemaking, opportunities for public participation, and prior publication are not applicable. n27 Similarly, the provisions of the Regulatory

Flexibility Act, which apply only when notice and comment are required by the APA or another statute, are not applicable. n28

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n27 5 U.S.C. § 553.

n28 5 U.S.C. §§ 601-602.

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By the Commission.



Source: All Sources > / . . . / > **SEC Decisions, Orders and Releases**
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Date/Time: Wednesday, November 7, 2001 - 1:07 PM EST

C L I F F O R D

C H A N C E

CLIFFORD CHANCE
LIMITED LIABILITY PARTNERSHIP
ADVOCATEN BELASTINGADVISEURS SOLICITORS

DROOGBAK 1A
1013 GE AMSTERDAM
PO BOX 251
1000 AG AMSTERDAM

TEL +31 (0)20 711 90 00
FAX +31 (0)20 711 99 99
TELEX 15469 CLCHA NL
www.cliffordchance.com

YOUR REFERENCE

IN REPLY PLEASE QUOTE
RKS/SA/K1287-17

DIRECT DIAL
+31-20-7119 177

DATE
19 October 2001

U.S. Securities and Exchange Commission
Attn. Mr. Evan Geldzahler
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Geldzahler,

Kas-Associatie N.V. / Rule 17f-5 / No-Action request

By letter of 31 July 2001 we requested the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the "**Staff**") on behalf of Kas-Associatie N.V. ("**KAS**") and Kas-Associatie Effectenbewaarbedrijf N.V., operating outside The Netherlands under the name KAS Depository Trust Company ("**KDTC**"), to confirm that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "**Commission**") under Section 17(f) of the Investment Company Act of 1940, as amended, (the "**Investment Company Act**") or Rule 17f-5 thereunder ("**Rule 17f-5**"), to the extent that any investment company registered under the Investment Company Act (a "**Fund**"), its custodian or subcustodian, places a Fund's investments in the custody of KDTC when KDTC does not qualify as an Eligible Foreign Custodian under Rule 17f-5 of the Investment Company Act.

As the Staff has issued a letter to ING Bank N.V. ("**ING**"), dated 20 May 1999, in which the Staff informed ING upon its request that it would not recommend enforcement action to the Commission under Section 17(f) or Rule 17f-5 if a Fund, or its custodian or subcustodian, would place the Fund's investments in the custody of a special purpose corporation established by ING, we, at the request of the Staff, indicated the principal difference between the KAS situation and the ING situation in our letter of 31 July 2001.

The principal difference is that ING has organised two special purpose vehicles over the years whereas KAS makes use of one special purpose vehicle (KDTC). This is a consequence of the fact that KAS does not participate in the so-called VABEF system of 1971 pursuant to which the participants therein (such as ING) have in the course of several years organised two special purpose companies. KAS did not participate when the VABEF system was introduced in 1971 as KAS had already implemented alternate client safeguarding mechanisms making it superfluous for KAS to do so. KAS separately organised its special purpose vehicle KDTC for similar reasons and in the similar manner as each VABEF participant organised its second special purpose company.

In our telephone conversation of 5 October 2001 you informed us that the Staff does not issue a Rule 17f-5 no-action letter upon each individual request. The Staff merely issues Rule 17f-5 no-action letters in unprecedented circumstances after which such Rule 17f-5 no-action letter can be used by other custodian banks in similar circumstances. You informed us that the letter issued to ING on 20 May 1999 can be relied upon by KAS and KDTC and that there is no necessity for the Staff to issue a similar letter to and for the sole benefit of KAS or KDTC. This is because the Staff takes the view that there are no material differences in the position of KAS and KDTC and the position of ING and its special purpose vehicles under Rule 17f-5.

We would highly appreciate it if you could acknowledge the above by signing the enclosed copy of this letter.

Very truly yours,



Robert K. Th. J. Smits
Clifford Chance Amsterdam

For acknowledgement:

Securities and Exchange Commission

____

By:

Title:

Date: